02052368

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, ~~August 21, 2002~~ FOR 8/23/02, Series 2002-AR1	~~333-77012~~ 333-94443

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 2 8 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 6 2002
WASH. D.C. 180

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 21, 2002

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John P. Grazer
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

PRELIMINARY TERM SHEET

AMERIQUEST MORTGAGE COMPANY

$275,105,000 (Approximate)

Mortgage Pass-Through Certificates,
Series 2002-AR1

Ameriquest Mortgage Securities, Inc.
Issuer
Ameriquest Mortgage Company
Originator and Master Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

SALOMON SMITH BARNEY
A member of citigroup

August 12, 2002

Structure Overview

To 10% Call (All numbers are approximate and subject to change) at 28% CPR

Class*	Approx. Size ($)	Offered/Not Offered	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P / Moody's / Fitch)
A-1	$541,475,000	**Not Offered**	Float – Senior	1 mL	2.22	Act/360	1-82	Sept. 2032	AAA / Aaa / AAA
A-2	$134,460,000	Offered	Float – Senior	1 mL	2.21	Act/360	1-82	Sept. 2032	AAA / Aaa / AAA
M-1	$58,777,000	Offered	Float – Mez	1 mL	4.79	Act/360	41-82	Sept. 2032	AA / Aa2 / AA
M-2	$44,083,000	Offered	Float – Mez	1 mL	4.68	Act/360	39-82	Sept. 2032	A / A2 / A
M-3	$37,785,000	Offered	Float – Mez	1 mL	4.62	Act/360	37-82	Sept. 2032	BBB / Baa2 / BBB
M-4	$8,397,000	**Not Offered**	Float – Mez	1 mL	4.52	Act/360	37-82	Sept. 2032	BBB- / Baa3 / BBB-

Transaction Overview

Offered Securities:	Approximately $134,460,000 senior floating rate Certificates and approximately $140,645,000 mezzanine floating rate Certificates. The Class A and Class M Certificates are backed by all of the mortgage loans.
Collateral:	The Mortgage Loans will consist of approximately 4,872 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans with LTV's at origination not to exceed 95%. The aggregate outstanding principal balance of all the Mortgage Loans is approximately $839,671,654 as of the Cut-Off Date. The Mortgage Loans will be separated into two groups. The Group 1 Mortgage Loans will represent approximately $672,639,500 conforming mortgage loans by balance. The Group 2 Mortgage Loans will represent approximately $167,032,155 conforming and non-conforming mortgage loans by balance. The Mortgage Loans consist of approximately 3,706 adjustable-rate loans with a balance of approximately $631,025,432 and approximately 1,166 fixed-rate loans with a balance of approximately $208,646,223.
Timing:	Cut-off Date: August 1, 2002 Expected Pricing Date: On or about August [ ], 2002 Expected Settlement Date: On or about August [ ], 2002 First Distribution Date: September 25, 2002
Issuer:	Ameriquest Mortgage Securities, Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Special Servicer:	Litton Loan Servicing LP
Trustee:	Deutsche Bank National Trust Company
Record Date:	The business day immediately preceding the Distribution Date
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2002

Salomon Smith Barney Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
Ken Mulford *Vice President*	(212) 723-6932	ken.mulford@citigroup.com
Matt Bollo *Vice President*	(212) 723-6375	matthew.bollo@citigroup.com
David Reedy *Vice President*	(212) 723-6392	david.reedy@citigroup.com
Glenn McIntyre *Associate*	(212) 723-6391	glenn.mcintyre@citigroup.com
Phil Seares *Associate*	(212) 723-1145	philip.seares@citigroup.com
Brian Appell *Analyst*	(212) 723-6395	brian.j.appell@citigroup.com
Anthony Beshara *Analyst*	(212) 723-6906	anthony.beshara@citigroup.com

Transaction Overview

Structure:	Senior/Mezzanine/Overcollateralization
Offered Certificates:	Class A-2 and Class M-1, M-2, and M-3 Certificates will be offered.
Non-Offered Certificates:	Class A-1, M-4, CE, P, and R Certificates will <u>**NOT**</u> be offered.
Class A (or Senior) Certificates:	Class A-1 and A-2 Certificates
Class M Certificates:	Class M-1, M-2, M-3 and M-4 Certificates
Interest Payments:	Day Count: Act/360 Delay: Zero (0) Days Accrual Period: For any Distribution Date, will be the period from and including the preceding Distribution Date (or in the case of the first Distribution Date, the Closing Date) to and including the day prior to the current Distribution Date.
Class A-1 Interest Payments:	The monthly Pass-Through Rate of the Class A-1 Certificates will equal the lesser of: i) 1-month LIBOR + [ ] bps ii) The Net WAC Cap of the Group 1 Mortgage Loans For any distribution date on which the Pass-Through Rate for the Class A-1 Certificates is limited to the Net WAC Cap of the Group 1 Mortgage Loans, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. Notwithstanding the foregoing, during months 1-75, the Corridor Agreement may provide additional funds to reduce any Basis Risk Shortfall. (See Basis Risk Shortfall below).
Class A-2 Interest Payments:	The monthly Pass-Through Rate of the Class A-2 Certificates will equal the lesser of: i) 1-month LIBOR + [ ] bps ii) The Net WAC Cap of the Group 2 Mortgage Loans For any distribution date on which the Pass-Through Rate for the Class A-2 Certificates is limited to the Net WAC Cap of the Group 2 Mortgage Loans, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. The Class A-2 Certificates will not receive any distributions from the Corridor Agreement to reduce any Basis Risk Shortfall. (See Basis Risk Shortfall below).

Transaction Overview

Class M Interest Payments:

The monthly Pass-Through Rate for each of the Class M Certificates will equal the lesser of:

(i)	Class M-1	1 month LIBOR + [ ]%
	Class M-2	1 month LIBOR + [ ]%
	Class M-3	1 month LIBOR + [ ]%
	Class M-4	1 month LIBOR + [ ]%
(ii)	Net WAC Cap	

For any distribution date on which the Pass-Through Rate on any Class M Certificates is limited to the lesser of the Net WAC Cap of *either the Group 1 or Group 2 mortgage loans*, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. The Class M Certificates will not receive any distributions from the Corridor Agreement to reduce any Basis Risk Shortfall. (See Basis Risk Shortfall below).

Basis Risk Shortfall:

Because the mortgage rates are either fixed rate or based on 6-month LIBOR and the pass-through rates on the Class A and Class M Certificates vary and are based on 1-month LIBOR, the application of the Net WAC Cap will result in shortfalls of interest otherwise due to the Class A and Class M Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the mortgage pool cash flows are constrained by either fixed rates or interim caps on the adjustable-rate mortgage loans.

With respect to any distribution date on which the Net WAC Cap Rate is used to determine the pass-through rate, the excess of (x) accrued certificate interest calculated at a rate equal to One-Month LIBOR plus the applicable margin over (y) accrued certificate interest calculated using the Net WAC Cap is a basis risk interest shortfall. If basis risk interest shortfalls occur, they will be carried forward, and such shortfalls will be paid on a subordinated basis on the same distribution date or on subsequent distribution dates to the extent of available funds. (See "Payment Priority" below).

Class A-1 Principal Distribution Amount:

Prior to the Stepdown Date, or while a Trigger Event is in effect, the Class A-1 Certificates will receive ALL of the principal collected on the Group 1 mortgage loans plus any Excess Spread required to maintain or reach the Overcollateralization Target. On or after the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Class A-1 Certificates will be limited based on the Group 1 proportionate share of the Class A Principal Distribution Amount.

Class A-2 Principal Distribution Amount:

Prior to the Stepdown Date, or while a Trigger Event is in effect, the Class A-2 Certificates will receive ALL of the principal collected on the Group 2 mortgage loans plus any Excess Spread required to maintain or reach the Overcollateralization Target. On or after the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Class A-2 Certificates will be limited based on the Group 2 proportionate share of the Class A Principal Distribution Amount.

Transaction Overview

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or while a Trigger Event is in effect, the Class A Certificates will receive ALL of the principal collected on both the Group 1 and Group 2 mortgage loans plus any Excess Spread required to maintain or reach the Overcollateralization Target. On or after the Stepdown Date, while a Trigger Event is not in effect, the Class A Principal Distribution Amount shall equal the excess of the Class A Certificates principal balance immediately prior to the Distribution Date over the lesser of:

a) 61.00% of the aggregate principal balances of the Mortgage Loans as of the last day of the related due period and
b) the aggregate principal balances of the Mortgage Loans, as of the last day of the related due period, less 0.50% of the cut-off date principal balance of the Mortgage Loans.

Class M-1 Principal Distribution Amount:

(i) Prior to the Stepdown Date and on any Distribution Date thereafter on which a Trigger Event is in effect, zero, if any of the Senior Certificates remain outstanding; 100% of the Principal Distribution Amount, if the Senior Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent a Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates after distribution of the Senior Principal Distribution Amount on the related Distribution Date and (b) the outstanding balance of the Class M-1 Certificates immediately prior to the related Distribution Date over (ii) the lesser of

a) 75.00% of the aggregate principal balances of the Mortgage Loans as of the last day of the related due period and
b) the aggregate principal balances of the Mortgage Loans, as of the last day of the related due period, less 0.50% of the cut-off date principal balance of the Mortgage Loans.

Class M-2 Principal Distribution Amount:

(i) Prior to the Stepdown Date and on any Distribution Date thereafter on which a Trigger Event is in effect, zero, if any of the Senior or Class M-1 Certificates remain outstanding; 100% of the Principal Distribution Amount, if the Senior and Class M-1 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent a Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior and Class M-1 Certificates after distribution of the Senior and Class M-1 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-2 Certificates immediately prior to the related Distribution Date over (ii) the lesser of

a) 85.50% of the aggregate principal balances of the Mortgage Loans as of the last day of the related due period and
b) the aggregate principal balances of the Mortgage Loans, as of the last day of the related due period, less 0.50% of the cut-off date principal balance of the Mortgage Loans.

Transaction Overview

Class M-3 Principal Distribution Amount: (i) Prior to the Stepdown Date and on any Distribution Date thereafter on which a Trigger Event is in effect, zero, if any of the Senior, Class M-1 or Class M-2 Certificates remain outstanding; 100% of the Principal Distribution Amount, if the Senior Certificates, Class M-1 and Class M-2 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent a Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior, Class M-1 and Class M-2 Certificates after distribution of the Senior, Class M-1 and Class M-2 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-3 Certificates immediately prior to the related Distribution Date over (ii) the lesser of

a) 94.50% of the aggregate principal balances of the Mortgage Loans as of the last day of the related due period and
b) the aggregate principal balances of the Mortgage Loans, as of the last day of the related due period, less 0.50% of the cut-off date principal balance of the Mortgage Loans.

Class M-4 Principal Distribution Amount: (i) Prior to the Stepdown Date and on any Distribution Date thereafter on which a Trigger Event is in effect, zero, if any of the Senior, Class M-1, Class M-2 or Class M-3 Certificates remain outstanding; 100% of the Principal Distribution Amount, if the Senior Certificates and Class M-1 and Class M-2 and Class M-3 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent a Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior, Class M-1, Class M-2 and Class M-3 Certificates after distribution of the Senior, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-4 Certificates immediately prior to the related Distribution Date over (ii) the lesser of

a) 96.50% of the aggregate principal balances of the Mortgage Loans as of the last day of the related due period and
b) the aggregate principal balances of the Mortgage Loans, as of the last day of the related due period, less 0.50% of the cut-off date principal balance of the Mortgage Loans.

Transaction Overview

Credit Enhancement:

1) Excess Spread
2) Overcollateralization
3) Subordination

Corridor Agreement:

In the event that the pass-through rate on the Class A-1 Certificates is limited to the Net WAC Rate, the holders of the Class A-1 Certificates may be entitled to the benefit of an amortizing corridor agreement for months 1 through 75, pursuant to which the counterparty under the agreement will be required to make payments to the Trustee for the benefit of the Class A-1 Certificateholders when one-month LIBOR exceeds the corridor strike rate, limited to the corridor ceiling specified in the notional schedule found on page 19 of this document.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the Net WAC Rate, (i) the excess of (a) the amount of interest such class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate (and any corridor payments with respect to the Class A-1 Certificates), together with the unpaid portion of any such amounts from the prior Distribution Date (ii) and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover

Excess Spread:

The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Offered Certificates, resulting in excess cash flow calculated approximately in the following manner:

Initial Gross WAC:	8.41%
Less Fees & Expenses[1]:	0.32%
Initial Certificate Coupon (Approx):	2.25%
Approximate Initial Excess Spread:[2]	5.84%

1) Includes Servicing fee and the Trustee fee. Servicing fee may increase based on special servicing fee.
2) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and
   (ii) The Certificate Pass-Through Rates

Transaction Overview

Required Overcollateralization Target Amount: The Required Overcollateralization Target Amount is fully funded at issuance. The Required Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is anticipated to be approximately 1.75% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the amount of overcollateralization is reduced below the Required Overcollateralization Target Amount, excess spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, the Class M Certificate Principal Balance, in order to maintain the required level of overcollateralization. Prior to the Stepdown Date, the minimum Required Overcollateralization is approximately 1.75% of the principal balance of the mortgage loans as of the Cut-off Date. On and after the Stepdown Date, the overcollateralization amount may be reduced to approximately 3.50% of the then current balance of the mortgage pool after applying payments received for the related collection period, subject to a floor of 0.50% of the principal balance of the mortgage loans as of the cut-off date, but only in the event that a Trigger Event has not occurred.

Original Subordination:

Class	S&P / Moody's / Fitch	Credit Enhancement Levels
Class A-1/A-2	AAA / Aaa / AAA	19.50%
Class M-1	AA / Aa2 / AA	12.50%
Class M-2	A / A2 / A	7.25%
Class M-3	BBB / Baa2 / BBB	2.75%
Class M-4	BBB- / Baa3 / BBB-	1.75%

Losses: Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the overcollateralization amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will NOT be repaid on future distribution dates.

Senior Enhancement Percentage: For any distribution date, is the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the related overcollateralization amount, in each case before taking into account the payment of the related principal payment amount on such distribution date by (y) the principal balance of the mortgage loans as of the last day of the related collection period.

SeniorTarget Enhancement Percentage: The senior certificates have met their target when the Senior Enhancement Percentage is greater than or equal to 39.00%

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the Class A Certificate Balance has been reduced to zero or (ii) the later to occur of (A) the Distribution Date in September 2005 and (B) the date that the Senior Target Enhancement Percentage is met.

Transaction Overview

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing the principal amount of (x) mortgage loans delinquent 60 days or more, (including mortgage loans in foreclosure, REO properties and mortgage loans discharged due to bankruptcy), by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds 50% of the then current Senior Enhancement Percentage.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the cut-off date through the last day of the related collection period divided by the cut-off date principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
Sept. 2005 through Aug. 2006	3.25%
Sept. 2006 through Aug. 2007	4.00%
Sept. 2007 through Aug. 2008	4.75%
Sept. 2008 through Aug. 2009	5.25%
Sept. 2009 and thereafter	6.00%

Step-up Coupon on the Class A Certificates: After the first possible optional termination date, the Class A-1 and Class A-2 margins will increase to 2x its initial margin.

Step-up Coupons on the Class M-1, M-2, M-3 and M-4 Certificates: After the first possible optional termination date, Class M-1, M-2, M-3 and M-4 margins will increase to 1.5x their related initial margin.

Transaction Overview

Payment Priority: On each Distribution Date, available funds will be distributed in the following order or priority:

i. To pay the Servicing Fees (including subsequent Special Servicer fees, if any), Trustee Fees;
ii. To the Class A Certificates, pro rata current interest;
iii. To the Class A Certificates, pro rata any unpaid interest (with interest);
iv. To the Class M-1 Certificates, current interest;
v. To the Class M-2 Certificates, current interest;
vi. To the Class M-3 Certificates, current interest;
vii. To the Class M-4 Certificates, current interest;
viii. To pay the Principal Distribution Amount as described under "Principal Distributions" on pages 6 thru 8, and
ix. Any remainder as described under "Excess Interest" below.

Excess Interest:

i. To maintain the Overcollateralization Amount
ii. To the Class M-1 Certificates, any unpaid interest (with interest);
iii. To the Class M-2 Certificates, any unpaid interest (with interest);
iv. To the Class M-3 Certificates, any unpaid interest (with interest);
v. To the Class M-4 Certificates, any unpaid interest (with interest);
vi. To pay Net WAC Rate Carryover Amounts
vii. To pay the Special Servicing Fee as long as Litton Loan Servicing LP remains the Special Servicer
viii. Any remaining amounts to the Certificates that are not offered.

Transaction Overview

Optional Termination:	The Special Servicer or the NIMs Insurer, if any, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to **10%** of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Prepayment Assumption:	The Class A and Class M Certificates will be priced assuming a 28% CPR throughout the life of the collateral.
Distribution Date:	Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in September 2002.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Special Servicer is responsible for Monthly Master Servicer Advances for loans that they have retained to service.
Compensating Interest:	The Master Servicer is required to pay compensating interest to the extent of its servicing fees to cover prepayment interest shortfalls due to prepayments by mortgagors. The Master Servicer will NOT be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act.

Transaction Overview

Ameriquest Mortgage Company:	Ameriquest Mortgage Company is a specialty finance company engaged in the business of originating, purchasing and selling retail and wholesale sub-prime mortgage loans secured by one- to four-family residences. Ameriquest's mortgage business was begun in 1979 as a savings and loan association and later as a federal savings bank. In 1994 Ameriquest ceased depository operations to focus entirely on its mortgage banking business. The Mortgage Loans were exclusively originated by Ameriquest's Wholesale Division, which is also known as Argent Mortgage Company, LLC.
Litton Loan Servicing (*Special Servicer*):	Pursuant to an agreement among the Servicer, the Special Servicer and the NIMS Insurer, if any, the Servicer has retained the Special Servicer to service any Mortgage Loans that are 90 days or more Delinquent. The compensation to be paid to the Special Servicer will be $200 per month up to a maximum of 18 months pursuant to the Pooling Agreement and such payment will not be an expense of the Trust. The Special Servicer may be terminated by the NIMS Insurer, if any, in accordance with the terms of the Special Servicing Agreement and the Pooling and Servicing Agreement. Furthermore, in the event that the Master Servicer is terminated in accordance with the terms of the Pooling and Servicing Agreement, assuming certain conditions are met, the Special Servicer will be designated as the successor Master Servicer.
Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	Class A and M-1 Certificates will constitute "mortgage related securities for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." Class M-2, M-3 and M-4 Certificates will **NOT** be SMMEA eligible.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1 in excess thereof.
Sole Manager:	Salomon Smith Barney

Sensitivity Analysis

To 10% Call

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A-1					
Wtd. Avg. Life (yrs)	18.82	4.38	**2.22**	1.58	1.04
Window (mos)	1-340	1-156	**1-82**	1-63	1-33
Expected Final Mat.	Dec. 2030	Aug. 2015	**Jun. 2009**	Nov. 2007	May 2005
Class A-2					
Wtd. Avg. Life (yrs)	18.70	4.36	**2.21**	1.58	1.03
Window (mos)	1-340	1-156	**1-82**	1-63	1-33
Expected Final Mat.	Dec. 2030	Aug. 2015	**Jun. 2009**	Nov. 2007	May 2005
Class M-1					
Wtd. Avg. Life (yrs)	26.08	8.55	**4.79**	4.52	3.73
Window (mos)	266-340	49-156	**41-82**	46-63	33-46
Expected Final Mat.	Dec. 2030	Aug. 2015	**Jun. 2009**	Nov. 2007	Jun. 2006
Class M-2					
Wtd. Avg. Life (yrs)	26.08	8.55	**4.68**	4.09	3.68
Window (mos)	266-340	49-156	**39-82**	41-63	40-46
Expected Final Mat.	Dec. 2030	Aug. 2015	**Jun. 2009**	Nov. 2007	Jun. 2006
Class M-3					
Wtd. Avg. Life (yrs)	26.08	8.55	**4.62**	3.91	3.31
Window (mos)	266-340	49-156	**37-82**	38-63	35-46
Expected Final Mat.	Dec. 2030	Aug. 2015	**Jun. 2009**	Nov. 2007	Jun. 2006
Class M-4					
Wtd. Avg. Life (yrs)	26.04	8.40	**4.52**	3.78	3.11
Window (mos)	266-340	49-156	**37-82**	37-63	35-46
Expected Final Mat.	Dec. 2030	Aug. 2015	**Jun. 2009**	Nov. 2007	Jun. 2006

Sensitivity Analysis

To Maturity

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A-1					
Wtd. Avg. Life (yrs)	18.87	4.71	**2.42**	1.74	1.04
Window (mos)	1-356	1-306	**1-184**	1-143	1-33
Expected Final Mat.	Apr. 2032	Feb. 2028	**Dec. 2017**	Jul. 2014	May 2005
Class A-2					
Wtd. Avg. Life (yrs)	18.75	4.69	**2.41**	1.73	1.03
Window (mos)	1-356	1-304	**1-182**	1-142	1-33
Expected Final Mat.	Apr. 2032	Dec. 2027	**Oct. 2017**	Jun. 2014	May 2005
Class M-1					
Wtd. Avg. Life (yrs)	26.21	9.37	**5.27**	4.90	5.30
Window (mos)	266-355	49-269	**41-153**	46-118	33-105
Expected Final Mat.	Mar. 2032	Jan. 2025	**May 2015**	Jun. 2012	May 2011
Class M-2					
Wtd. Avg. Life (yrs)	26.20	9.28	**5.10**	4.42	3.95
Window (mos)	266-353	49-248	**39-138**	41-106	40-78
Expected Final Mat.	Jan. 2032	Apr. 2023	**Feb. 2014**	Jun 2011	Feb. 2009
Class M-3					
Wtd. Avg. Life (yrs)	26.17	9.02	**4.89**	4.12	3.46
Window (mos)	266-351	49-219	**37-119**	38-92	35-67
Expected Final Mat.	Nov. 2031	Nov. 2020	**Jul. 2012**	Apr. 2010	Mar. 2008
Class M-4					
Wtd. Avg. Life (yrs)	26.04	8.41	**4.52**	3.79	3.12
Window (mos)	266-341	49-162	**37-85**	37-66	35-48
Expected Final Mat.	Jan. 2031	Feb. 2016	**Sep. 2009**	Feb. 2008	Aug. 2006

Net WAC Cap Table – 6-month LIBOR @ 1.71% for Life

ASSUMPTIONS: 28% CPR to Life; 1-month LIBOR is 1.78% for Life

Period	A-1 (%)	A-2 (%)	Subs (%)
1	8.19	7.70	7.70
2	8.19	7.70	7.70
3	7.93	7.45	7.45
4	8.19	7.70	7.70
5	7.93	7.45	7.45
6	7.93	7.45	7.45
7	8.78	8.25	8.25
8	7.93	7.45	7.45
9	8.19	7.70	7.70
10	7.93	7.45	7.45
11	8.19	7.70	7.70
12	7.93	7.45	7.45
13	7.93	7.45	7.45
14	8.19	7.70	7.70
15	7.93	7.45	7.45
16	8.19	7.70	7.70
17	7.93	7.45	7.45
18	7.93	7.45	7.45
19	8.47	7.96	7.96
20	7.93	7.45	7.45
21	8.19	7.70	7.70
22	7.93	7.60	7.60
23	8.17	7.85	7.85
24	7.91	7.60	7.60
25	7.91	7.60	7.60
26	8.17	7.85	7.85
27	7.91	7.60	7.60
28	8.17	7.85	7.85
29	7.91	7.60	7.60
30	7.91	7.60	7.60
31	8.76	8.41	8.41
32	7.91	7.60	7.60
33	8.17	7.85	7.85
34	7.91	7.60	7.60
35	8.17	7.85	7.85
36	7.91	7.60	7.60
37	7.91	7.60	7.60
38	8.17	7.85	7.85
39	7.91	7.60	7.60
40	8.17	7.85	7.85
41	7.91	7.60	7.60
42	7.91	7.60	7.60
43	8.76	8.41	8.41
44	7.91	7.60	7.60
45	8.17	7.85	7.85
46	7.91	7.60	7.60
47	8.17	7.85	7.85
48	7.91	7.60	7.60
49	7.91	7.60	7.60
50	8.17	7.85	7.85
51	7.91	7.60	7.60
52	8.17	7.85	7.85
53	7.91	7.60	7.60
54	7.91	7.60	7.60
55	8.76	8.41	8.41
56	7.91	7.60	7.60
57	8.17	7.85	7.85
58	7.91	7.60	7.60
59	8.17	7.85	7.85
60	7.91	7.60	7.60
61	7.91	7.60	7.60
62	8.17	7.85	7.85
63	7.91	7.60	7.60
64	8.17	7.85	7.85
65	7.91	7.60	7.60
66	7.91	7.60	7.60
67	8.45	8.12	8.12
68	7.91	7.60	7.60
69	8.17	7.85	7.85
70	7.91	7.60	7.60
71	8.17	7.85	7.85
72	7.91	7.60	7.60
73	7.91	7.60	7.60
74	8.17	7.85	7.85
75	7.91	7.60	7.60
76	8.17	7.85	7.85
77	7.91	7.60	7.60
78	7.91	7.60	7.60
79	8.76	8.41	8.41
80	7.91	7.60	7.60
81	8.17	7.85	7.85
82	7.91	7.60	7.60

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are Servicer and Trustee
Run to Call

Net WAC Cap Table – 6-month LIBOR @ 20.00% for Life

ASSUMPTIONS: 28% CPR to Life; 1-month LIBOR is 20.00% for Life

Period	A-1 (%)	A-2 (%)	Subs (%)	Period	A-1 (%)	A-2 (%)	Subs (%)	Period	A-1 (%)	A-2 (%)	Subs (%)	Period	A-1 (%)	A-2 (%)	Subs (%)
1	8.26	7.70	7.70	22	8.01	8.16	8.01	43	13.60	11.38	11.38	64	15.51	12.10	12.10
2	8.26	7.70	7.70	23	9.35	8.43	8.43	44	12.45	10.28	10.28	65	15.12	11.71	11.71
3	8.00	7.45	7.45	24	9.06	8.16	8.16	45	12.83	10.62	10.62	66	15.14	11.71	11.71
4	8.26	7.70	7.70	25	9.06	8.16	8.16	46	12.48	10.99	10.99	67	16.02	12.52	12.52
5	8.00	7.45	7.45	26	9.36	8.43	8.43	47	14.00	11.36	11.36	68	15.19	11.72	11.72
6	8.00	7.45	7.45	27	9.07	8.16	8.16	48	13.63	10.99	10.99	69	15.63	12.11	12.11
7	8.85	8.25	8.25	28	9.36	9.16	9.16	49	13.64	10.99	10.99	70	15.24	11.72	11.72
8	8.00	7.45	7.45	29	10.14	8.86	8.86	50	14.05	11.36	11.36	71	15.68	12.11	12.11
9	8.27	7.70	7.70	30	10.14	8.86	8.86	51	13.68	10.99	10.99	72	15.29	11.72	11.72
10	8.00	7.45	7.45	31	11.16	9.81	9.81	52	14.08	12.09	12.09	73	15.31	11.72	11.72
11	8.27	7.70	7.70	32	10.16	8.86	8.86	53	14.85	11.70	11.70	74	15.75	12.11	12.11
12	8.01	7.45	7.45	33	10.48	9.16	9.16	54	14.87	11.70	11.70	75	15.36	11.72	11.72
13	8.01	7.45	7.45	34	10.17	9.57	9.57	55	16.22	12.96	12.96	76	12.78	12.11	12.11
14	8.27	7.70	7.70	35	11.59	9.89	9.89	56	14.91	11.70	11.70	77	12.36	11.72	11.72
15	8.01	7.45	7.45	36	11.27	9.57	9.57	57	15.35	12.10	12.10	78	12.37	11.73	11.73
16	8.27	7.70	7.70	37	11.28	9.57	9.57	58	14.96	11.71	11.71	79	13.69	12.98	12.98
17	8.01	7.45	7.45	38	11.62	9.89	9.89	59	15.39	12.10	12.10	80	12.37	11.73	11.73
18	8.01	7.45	7.45	39	11.30	9.57	9.57	60	15.01	11.71	11.71	81	12.78	12.12	12.12
19	8.56	7.96	7.96	40	11.64	10.62	10.62	61	15.03	11.71	11.71	82	12.37	11.73	11.73
20	8.01	7.45	7.45	41	12.41	10.28	10.28	62	15.46	12.10	12.10	83	12.78	12.12	12.12
21	8.28	7.70	7.70	42	12.43	10.28	10.28	63	15.07	11.71	11.71				

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are for Servicer and Trustee
Run to Call

Corridor Schedule

Month	Pd	Strike(%)*	Collar(%)*	Ntl. Coll. Bal
9/25/2002	1	8.19	8.26	$672,639,499.65
10/25/02	2	8.19	8.26	668,882,030.97
11/25/02	3	8.19	8.26	662,662,498.25
12/25/02	4	8.19	8.26	656,282,453.63
1/25/03	5	8.19	8.26	649,744,676.83
2/25/03	6	8.19	8.26	640,733,662.35
3/25/03	7	8.19	8.26	631,627,239.16
4/25/03	8	8.19	8.26	622,429,605.13
5/25/03	9	8.19	8.26	605,675,083.37
6/25/03	10	8.19	8.26	589,168,890.25
7/25/03	11	8.19	8.26	573,094,787.23
8/25/03	12	8.19	8.26	552,132,263.91
9/25/03	13	8.19	8.26	531,990,785.84
10/25/03	14	8.19	8.26	512,636,985.47
11/25/03	15	8.19	8.26	494,038,875.22
12/25/03	16	8.18	8.26	476,165,789.98
1/25/04	17	8.18	8.26	458,988,332.00
2/25/04	18	8.18	8.26	431,898,903.64
3/25/04	19	8.18	8.26	406,682,525.28
4/25/04	20	8.17	8.26	383,203,059.40
5/25/04	21	8.17	8.26	355,547,279.19
6/25/04	22	8.16	8.26	330,370,965.05
7/25/04	23	8.79	9.26	307,439,408.71
8/25/04	24	8.77	9.26	286,562,641.94
9/25/04	25	8.74	9.26	267,522,262.40
10/25/04	26	8.72	9.26	$250,145,286.41
11/25/04	27	8.70	9.26	239,934,475.06
12/25/04	28	8.69	9.26	230,224,708.37
1/25/05	29	9.23	10.26	220,989,116.05
2/25/05	30	9.20	10.26	212,214,869.60
3/25/05	31	9.18	10.26	203,864,083.44
4/25/05	32	9.16	10.26	195,914,223.20
5/25/05	33	9.15	10.26	189,809,052.68
6/25/05	34	9.13	10.26	183,918,606.09
7/25/05	35	9.62	11.26	178,234,670.15
8/25/05	36	9.61	11.26	173,861,419.17
9/25/05	37	9.60	11.26	169,599,264.40
10/25/05	38	9.59	11.26	165,445,280.68
11/25/05	39	9.59	11.26	161,396,622.33
12/25/05	40	9.58	11.26	157,450,520.87
1/25/06	41	10.05	12.26	153,604,282.93
2/25/06	42	10.04	12.26	149,861,355.18
3/25/06	43	10.03	12.26	146,212,799.10
4/25/06	44	10.02	12.26	142,656,147.02
5/25/06	45	10.01	12.26	139,188,997.93
6/25/06	46	10.00	12.26	135,809,015.62
7/25/06	47	10.45	13.26	132,513,926.84
8/25/06	48	10.44	13.26	129,305,966.28
9/25/06	49	10.43	13.26	126,178,302.32
10/25/06	50	10.41	13.26	123,128,849.53
11/25/06	51	10.40	13.26	$120,155,578.51
12/25/06	52	10.38	13.26	117,256,514.30
1/25/07	53	10.82	14.26	114,429,734.88
2/25/07	54	10.81	14.26	111,676,643.01
3/25/07	55	10.79	14.26	108,991,976.33
4/25/07	56	10.78	14.26	106,373,969.61
5/25/07	57	10.76	14.26	103,820,904.74
6/25/07	58	10.74	14.26	101,331,109.47
7/25/07	59	10.73	14.26	98,902,956.11
8/25/07	60	10.71	14.26	96,534,864.31
9/25/07	61	10.70	14.26	94,225,287.76
10/25/07	62	10.68	14.26	91,972,725.35
11/25/07	63	10.66	14.26	89,775,715.86
12/25/07	64	10.65	14.26	87,632,836.87
1/25/08	65	10.63	14.26	85,542,703.69
2/25/08	66	10.62	14.26	83,503,968.36
3/25/08	67	10.60	14.26	81,515,318.61
4/25/08	68	10.59	14.26	79,575,476.91
5/25/08	69	10.57	14.26	77,683,199.52
6/25/08	70	10.55	14.26	75,837,275.55
7/25/08	71	10.54	14.26	74,036,526.10
8/25/08	72	10.52	14.26	72,279,803.34
9/25/08	73	10.51	14.26	70,565,989.72
10/25/08	74	10.49	14.26	68,893,997.12
11/25/08	75	10.48	14.26	67,262,766.02

***Approximate**

Total Collateral

Collateral Summary (*All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of August 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	4,872	
Aggregate Current Principal Balance:	$839,671,654	
% Fixed	24.85%	
% ARM (all ARMs are 2/28 Hybrid)	75.15%	
Current Principal Balance:	$172,346	$21,593- $649,630
Original Principal Balance:	$172,663	$21,655- $650,000
1st Lien:	100%	
Gross Coupon:	8.41%	6.00% - 14.30%
Remaining Term (months – Stated Method):	353	173 – 360
Seasoning (months):	2	0 – 11
Adjustable Rate Loan Margin:*	6.50%	0.00% - 7.13%
Lifetime Maximum Interest Rate:*	14.48%	12.00% - 20.30%
Lifetime Minimum Interest Rate:*	8.45%	0.07% - 14.30%
Next Interest Rate Change Date:*	5/19/2004	9/2003 – 8/2004
Original LTV:	81.60%	16.56% - 95.00%
Borrower FICO:	610	500 – 813

*Adjustable-rate mortgage loans only

Group 1 Collateral

Collateral Summary (*All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of August 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	4,434	
Aggregate Current Principal Balance:	$672,639,500	
% Fixed	24.29%	
% ARM (all ARMs are 2/28 Hybrid)	75.71%	
Current Principal Balance:	$151,700	$21,593 - $499,292
Original Principal Balance:	$151,975	$21,655 - $500,000
1st Lien:	100%	
Gross Coupon:	8.51%	6.00% - 14.30%
Remaining Term (months – Stated Method):	353	173 – 360
Seasoning (months):	2	0 – 11
Adjustable Rate Loan Margin:*	6.50%	0.00% - 7.13%
Lifetime Maximum Interest Rate:*	14.58%	12.00% - 20.30%
Lifetime Minimum Interest Rate:*	8.55%	0.07% - 14.30%
Next Interest Rate Change Date:*	5/20/2004	9/2003 – 8/2004
Original LTV:	81.55%	16.56% - 95.00%
Borrower FICO:	608	500 – 813

Group 2 Collateral

Collateral Summary (*All numbers are approximate and subject to change*)

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of August 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	438	
Aggregate Current Principal Balance:	$167,032,155	
% Fixed	27.08%	
% ARM (all ARMs are 2/28 Hybrid)	72.92%	
Current Principal Balance:	$381,352	$71,125 - $649,630
Original Principal Balance:	$382,101	$71,250 - $650,000
1st Lien:	100%	
Gross Coupon:	8.02%	6.25% - 12.80%
Remaining Term (months – Stated Method):	355	175 – 360
Seasoning (months):	3	0 – 11
Adjustable Rate Loan Margin:	6.49%	5.00% - 6.58%
Lifetime Maximum Interest Rate:	14.06%	12.25% - 18.80%
Lifetime Minimum Interest Rate:	8.03%	0.09% - 12.80%
Next Interest Rate Change Date:	5/12/2004	9/2003 – 7/2004
Original LTV:	81.77%	39.39% - 95.00%
Borrower FICO:	620	503 – 775

Total Collateral

Current Balance			
Current Balance ($)	**Fixed-Rate Collateral**	**Adjustable-Rate Collateral**	**Total Collateral**
0.01 - 50,000.00	0.95%	0.65%	0.73%
50,000.01 - 100,000.00	9.37	10.26	10.04
100,000.01 - 150,000.00	12.87	18.31	16.96
150,000.01 - 200,000.00	19.35	21.21	20.75
200,000.01 - 300,700.00	33.29	28.86	29.96
300,700.01 - 350,000.00	9.33	7.69	8.10
350,000.01 - 400,000.00	5.80	5.17	5.33
400,000.01 - 450,000.00	3.75	3.21	3.34
450,000.01 - 500,000.00	5.29	4.21	4.48
500,000.01 - 550,000.00	0.00	0.25	0.18
550,000.01 - 600,000.00	0.00	0.09	0.07
600,000.01 - 750,000.00	0.00	0.10	0.08
Total	100.00%	100.00%	100.00%

Total Collateral

Current Mortgage Rate			
Mortgage Rate (%)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
6.00 - 6.49	0.00%	0.87%	0.65%
6.50 - 6.99	2.00	5.22	4.42
7.00 - 7.49	23.71	9.47	13.01
7.50 - 7.99	26.46	20.18	21.74
8.00 - 8.49	13.58	17.15	16.26
8.50 - 8.99	14.91	20.31	18.97
9.00 - 9.49	7.06	11.63	10.49
9.50 - 9.99	6.73	8.39	7.98
10.00 - 10.49	2.75	2.92	2.88
10.50 - 10.99	1.14	2.00	1.78
11.01 - 11.49	0.73	0.56	0.60
11.50 - 11.99	0.47	0.40	0.42
12.00 - 12.49	0.40	0.32	0.34
12.50 - 12.99	0.03	0.37	0.28
13.00 - 13.49	0.00	0.14	0.10
13.50 - 13.99	0.02	0.07	0.06
14.00 - 14.49	0.02	0.02	0.02
Total	100.00%	100.00%	100.00%

Total Collateral

Original Loan-to-Value Ratio			
Loan-to-Value Ratio (%)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
00.01 - 50.00	4.17%	1.39%	2.08%
50.01 - 70.00	16.29	11.78	12.90
70.01 - 75.00	10.95	7.85	8.62
75.01 - 80.00	17.12	16.57	16.71
80.01 - 85.00	19.19	20.83	20.42
85.01 - 90.00	24.43	33.85	31.51
90.01 - 95.00	7.85	7.74	7.77
Total	100.00%	100.00%	100.00%

Total Collateral

Collateral Summary *(Continued)*

		Fixed-Rate	Adjustable-Rate	Total Collateral
Geographic Distribution:	CA	35.74%	34.91%	35.12%
	NY	32.55	11.59	16.80
	WA	3.04	7.29	6.23
	MA	4.08	6.83	6.15
	Other	24.59	39.38	35.70
Purpose of Loan:				
Refinance – Debt Consolidation Cash-Out(1)		57.96%	52.50%	53.86%
Refinance – Debt Consolidation No Cash-Out(2)		32.27	25.78	27.39
Purchase		9.77	21.72	18.75
Documentation Type:				
Full		74.76%	71.33%	72.18%
Stated		18.39	22.17	21.23
Limited		6.85	6.50	6.59
Occupancy:				
Owner Occupied		95.42%	94.55%	94.76%
Non-Owner Occupied		4.13	4.68	4.54
Second Home		0.45	0.77	0.69
Program:				
Retail		0.00%	0.00%	0.00%
Wholesale ("Argent")		100.00	100.00	100.00

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
(2) Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan.

Total Collateral

Collateral Summary *(Continued)*

	Fixed-Rate	Adjustable-Rate	Total Collateral
Property Type:			
One Family	80.30%	79.08%	79.39%
2 – 4 Family	11.68	6.21	7.57
PUD	4.31	8.27	7.29
Condo	3.48	6.10	5.45
Manufactured Housing	0.23	0.34	0.31
FICO Score:			
No Score	0.00%	0.03%	0.02%
500 – 549	4.27	10.47	8.93
550 – 599	24.07	37.57	34.22
600 – 649	42.28	34.22	36.22
650 – 699	21.40	14.14	15.95
700 – 749	6.46	2.89	3.77
750 – 799	1.38	0.68	0.86
800 – 849	0.14	0.00	0.35
Prepay Charge (months):			
No Charge	11.64%	17.83%	16.29%
12	33.18	2.96	10.47
24	9.90	73.13	57.42
36	28.90	6.08	11.75
60	16.38	0.00	4.07

Group 1 Collateral

Current Balance			
Current Balance ($)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
0.01 - 50,000.00	1.22%	0.81%	0.91%
50,000.01 - 100,000.00	11.92	12.71	12.52
100,000.01 - 150,000.00	16.44	22.68	21.17
150,000.01 - 200,000.00	24.70	26.29	25.90
200,000.01 - 300,700.00	42.21	35.70	37.28
300,700.01 - 350,000.00	2.35	1.03	1.35
350,000.01 - 400,000.00	1.16	0.43	0.61
400,000.01 - 450,000.00	0.00	0.16	0.12
450,000.01 - 500,000.00	0.00	0.19	0.14
500,000.01 - 550,000.00	0.00	0.00	0.00
600,000.01 - 750,000.00	0.00	0.00	0.00
Total	100.00%	100.00%	100.00%

Group 1 Collateral

Current Mortgage Rate			
Mortgage Rate (%)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
6.00 - 6.49	0.00%	0.55%	0.41%
6.50 - 6.99	2.02	3.60	3.22
7.00 - 7.49	20.50	8.19	11.18
7.50 - 7.99	25.16	18.77	20.32
8.00 - 8.49	14.01	17.21	16.43
8.50 - 8.99	16.11	21.95	20.53
9.00 - 9.49	8.55	12.69	11.69
9.50 - 9.99	7.14	9.70	9.08
10.00 - 10.49	3.38	3.22	3.26
10.50 - 10.99	1.23	2.27	2.01
11.01 - 11.49	0.69	0.52	0.56
11.50 - 11.99	0.60	0.41	0.46
12.00 - 12.49	0.51	0.31	0.36
12.50 - 12.99	0.04	0.36	0.28
13.00 - 13.49	0.00	0.17	0.13
13.50 - 13.99	0.03	0.08	0.07
14.00 - 14.49	0.03	0.02	0.02
Total	100.00%	100.00%	100.00%

Group 1 Collateral

Original Loan-to-Value Ratio			
Loan-to-Value Ratio (%)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
00.01 - 50.00	4.64%	1.57%	2.32%
50.01 - 70.00	15.48	11.57	12.52
70.01 - 75.00	11.01	8.03	8.75
75.01 - 80.00	17.16	16.31	16.52
80.01 - 85.00	19.01	21.81	21.13
85.01 - 90.00	24.19	33.36	31.13
90.01 - 95.00	8.51	7.35	7.64
Total	100.00%	100.00%	100.00%

Group 1 Collateral

Collateral Summary *(Continued)*		Fixed-Rate	Adjustable-Rate	Total Collateral
Geographic Distribution:	CA	31.06%	30.39%	30.55%
	NY	32.99	11.68	16.86
	WA	3.57	7.79	6.76
	MA	4.77	6.60	6.15
	Other	27.61	43.54	39.68
Purpose of Loan:				
Refinance – Debt Consolidation Cash-Out		57.26%	53.19%	54.18%
Refinance – Debt Consolidation No Cash-		31.91	25.24	26.86
Purchase		10.83	21.57	18.96
Documentation Type:				
Full		72.78%	70.47%	71.03%
Stated		20.85	25.08	24.05
Limited		6.38	4.45	4.92
Occupancy:				
Owner Occupied		94.56%	94.31%	94.37%
Non-Owner Occupied		4.87	5.11	5.05
Second Home		0.57	0.59	0.58
Program:				
Retail		0.00%	0.00%	0.00%
Wholesale ("Argent")		100.00	100.00	100.00

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
(2) Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan.

Group 1 Collateral

Collateral Summary *(Continued)*	Fixed-Rate	Adjustable-Rate	Total Collateral
Property Type:			
One Family	77.83%	79.06%	78.75%
2 – 4 Family	14.16	7.05	8.78
PUD	4.15	6.79	6.15
Condo	3.56	6.68	5.92
Manufactured Housing	0.30	0.41	0.39
FICO Score:			
No Score	0.00%	0.04%	0.03%
500 – 549	4.90	10.84	9.40
550 – 599	25.31	39.01	35.69
600 – 649	43.71	33.13	35.70
650 – 699	19.19	13.46	14.85
700 – 749	5.42	2.86	3.49
750 – 799	1.29	0.65	0.81
800 – 849	0.18	0.00	0.04
Prepay Charge (months):			
No Charge	13.01%	17.79%	16.63%
12	33.28	2.15	9.71
24	11.09	73.50	58.34
36	28.10	6.56	11.79
60	14.51	0.00	3.53

Group 2 Collateral

Current Balance			
Current Balance ($)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
0.01 - 50,000.00	0.00%	0.00%	0.00%
50,000.01 - 100,000.00	0.16	0.00	0.04
100,000.01 - 150,000.00	0.00	0.00	0.00
150,000.01 - 200,000.00	0.00	0.00	0.00
200,000.01 - 300,700.00	1.07	0.25	0.47
300,700.01 - 350,000.00	34.56	35.55	35.28
350,000.01 - 400,000.00	22.53	25.00	24.33
400,000.01 - 450,000.00	17.28	15.94	16.30
450,000.01 - 500,000.00	24.40	21.00	21.92
500,000.01 - 550,000.00	0.00	1.27	0.93
550,000.01 - 600,000.00	0.00	0.46	0.33
600,000.01 - 750,000.00	0.00	0.53	0.39
Total	100.00%	100.00%	100.00%

Group 2 Collateral

Current Mortgage Rate			
Mortgage Rate (%)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
6.00 - 6.49	0.00%	2.22%	1.62%
6.50 - 6.99	1.92	11.96	9.24
7.00 - 7.49	35.31	14.84	20.38
7.50 - 7.99	31.15	26.05	27.43
8.00 - 8.49	12.02	16.89	15.57
8.50 - 8.99	10.55	13.49	12.69
9.00 - 9.49	1.67	7.17	5.68
9.50 - 9.99	5.22	2.92	3.54
10.00 - 10.49	0.47	1.67	1.34
10.50 - 10.99	0.83	0.87	0.86
11.01 - 11.49	0.86	0.76	0.78
11.50 - 11.99	0.00	0.37	0.27
12.00 - 12.49	0.00	0.38	0.28
12.50 - 12.95	0.00	0.41	0.30
Total	100.00%	100.00%	100.00%

Group 2 Collateral

Original Loan-to-Value Ratio			
Loan-to-Value Ratio (%)	Fixed-Rate Collateral	Adjustable-Rate Collateral	Total Collateral
00.01 - 50.00	2.46%	0.62%	1.12%
50.01 - 70.00	19.23	12.67	14.45
70.01 - 75.00	10.72	7.09	8.07
75.01 - 80.00	16.99	17.66	17.48
80.01 - 85.00	19.83	16.71	17.56
85.01 - 90.00	25.31	35.91	33.04
90.01 - 95.00	5.45	9.34	8.28
Total	100.00%	100.00%	100.00%

Group 2 Collateral

Collateral Summary *(Continued)*		Fixed-Rate	Adjustable-Rate	Total Collateral
Geographic Distribution:	CA	52.67%	53.81%	53.50%
	NY	30.96	11.21	16.56
	MA	1.62	7.79	6.12
	WA	1.09	5.23	4.11
	Other	13.66	21.96	19.71
Purpose of Loan:				
Refinance – Debt Consolidation Cash-Out		60.52%	49.62%	52.57%
Refinance – Debt Consolidation No Cash-		33.55	28.01	29.51
Purchase		5.92	22.36	17.91
Documentation Type:				
Full		81.92%	74.91%	76.81%
Stated		9.51	10.00	9.87
Limited		8.56	15.09	13.32
Occupancy:				
Owner Occupied		98.55	95.55%	96.36%
Non-Owner Occupied		1.45	2.88	2.50
Second Home		0.00	1.57	1.14
Program:				
Retail		0.00%	0.00%	0.00%
Wholesale ("Argent")		100.00	100.00	100.00

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
(2) Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan.

Group 2 Collateral

Collateral Summary *(Continued)*	Fixed-Rate	Adjustable-Rate	Total Collateral
Property Type:			
One Family	89.23%	79.18%	81.91%
2 – 4 Family	2.71	2.68	2.68
PUD	4.87	14.47	11.87
Condo	3.19	3.67	3.54
Manufactured Housing	0.00	0.00	0.00
FICO Score:			
500 – 549	2.00%	8.91%	7.04%
550 – 599	19.61	31.53	28.30
600 – 649	37.11	38.76	38.31
650 – 699	29.38	17.02	20.36
700 – 749	10.21	2.98	4.94
750 – 799	1.69	0.80	1.04
Prepay Charge (months):			
No Charge	6.68%	17.99%	14.93%
12	32.80	6.35	13.51
24	5.60	71.61	53.73
36	31.79	4.05	11.56
60	23.13	0.00	6.26